

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 2, 2017

Via E-mail
Jean Hu
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

        Re: **Marvell Technology Group Ltd.**
                 Form 10-K for the Fiscal Year Ended January 30, 2016
                 Filed July 21, 2016
                 File No. 000-30877

Dear Ms. Hu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery